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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check box if no
    longer subject            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    Obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Love                            L.                           Ross
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)


        1821 Summit Road, Suite 201
--------------------------------------------------------------------------------
        (Street)

        Cincinnati                     OH                            45237
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Radio One, Inc.     ROIAK
                                             -----------------------------------

3.  I.R.S. or Social Security Number of Reporting Person
    (Voluntary)
                --------------

4.  Statement for Month/Year                  11/2001
                                 -----------------------------------------------

5.  If Amendment, Date of Original (Month/Day/Year)    12/10/01
                                                   -----------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


     X Director    ___ Officer             ___ 10% Owner    ___ Other
    ---                (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X   Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Class D Common Stock  11/13/01    S(1)           215,000        D       $14.14
------------------------------------------------------------------------------------------------------------------------------------
Class D Common Stock  11/14/01    S(1)           175,000        D       $14.33
------------------------------------------------------------------------------------------------------------------------------------
Class D Common Stock  11/15/01    S(1)           100,000        D       $15.24
------------------------------------------------------------------------------------------------------------------------------------
Class D Common Stock  11/19/01    S(1)            15,000        D       $15.86
------------------------------------------------------------------------------------------------------------------------------------
Class D Common Stock  11/19/01    S(1)            87,500        D       $15.74                500             D
------------------------------------------------------------------------------------------------------------------------------------
Class D Common Stock                                                                    1,712,368             I         LRL Trading
                                                                                                                           (2)
------------------------------------------------------------------------------------------------------------------------------------
Class D Common Stock                                                                      120,388             I         LRC Love LP
                                                                                                                            (2)
------------------------------------------------------------------------------------------------------------------------------------
Class D Common Stock                                                                       48,023             I         Love Family
                                                                                                                         LP (2)
------------------------------------------------------------------------------------------------------------------------------------
Class D Common Stock                                                                       59,479             I         Cheryl H.
                                                                                                                        Love (2)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, See Instruction
 4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect(I)  (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)    4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

       (1) Sold pursuant to an SEC Form S-3 (File No. 333-58436), declared effective on August 27, 2001.

       (2) On August 10, 2001: (1) LRL Trading, L.L.C. ("LRL Trading") acquired 2,212,368 shares of Class D Common Stock of Radio One, Inc. (the "Company"), (2) LRC Love Limited Partnership ("LRC Love LP") acquired 170,388 shares of Class D Common Stock, (3) Love Family Limited Partnernship ("Love Family LP") acquired 73,023 shares of Class D Common Stock and (4) Cheryl H. Love, the wife of the Reporting Person, acquired 91,979 shares of Class D Common Stock in connection with the Company's acquisition of Blue Chip Broadcasting Inc. ("Blue Chip"). The Reporting Person, who was an officer, director and shareholder of Blue Chip, has an indirect, controlling interest in LRL Trading, LRC Love LP and Love Family LP, and accordingly may be deemed to be the beneficial owner of some or all of the shares held by these entities. The Reporting Person disclaims beneficial ownership of shares held by LRL Trading, LRC Love LP and Love Family LP, except to the extent of his pecuniary interest therein. The Reporting Person disclaims beneficial ownership of the shares held by Cheryl H. Love and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

       (2) Subject to vesting schedule.

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


             /s/ L. Ross Love                 12-18-01
          -------------------------------  -----------------
          **Signature of Reporting Person        Date